FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Yanney Michael B.	2. Issuer Name and Ticker or Trading Symbol MFA Mortgage Investments, Inc. (NYSE: MFA)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) c/o MFA Mortgage Investments, Inc. 350 Park Avenue, 21st Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 02/25/2003
(Street) New York, NY 10022		5. If Amendment, Date of Original (Month/Day/Year) 02/24/2003	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock $0.01 par value	02/20/03	02/20/03	S		13,200	D	$8.50	775,800	I	By America First Companies L.L.C.
Common Stock $0.01 par value	02/20/03	02/20/03	S		1,800	D	$8.52	774,000	I	By America First Companies L.L.C.
Common Stock $0.01 par value	02/20/03	02/20/03	S		400	D	$8.56	773,600	I	By America First Companies L.L.C.
Common Stock $0.01 par value	02/20/03	02/20/03	S		59,600	D	$8.55	714,000	I	By America First Companies L.L.C.
Common Stock $0.01 par value	02/21/03	02/21/03	J		175,000	D	(1)	539,000	I	By America First Companies L.L.C.
Common Stock $0.01 par value	02/21/03	02/21/03	J		87,232	A	(1)	88,731	D
Common Stock $0.01 par value	02/21/03	02/21/03	J		5,858	A	(1)	5,858	I	Rainwood Enterprises
Common Stock $0.01 par value	02/21/03	02/21/03	J		2,430	A	(1)	20,430	I	By Torrey Lake Charitable Remainder Trust
Common Stock $0.01 par value	02/21/03	02/21/03	S		30,000	D	$8.60	509,000	I	By America First Companies L.L.C.
Common Stock $0.01 par value	2/21/03	2/21/03	S		35,000	D	$8.62	474,000	I	By America First Companies L.L.C.
Common Stock $0.01 par value								4,300	I	Retirement Plans of Gail Yanney Wallins, Mr. Yanney's wife.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) On February 21, 2003, America First Companies L.L.C. made an in-kind distribution of 175,000 shares to its equity members. All of these shares had been previously reported as indirectly beneficially owned by Mr. Yanney due to his control of America First Companies L.L.C. Of the distributed shares, 87,232 wre distributed to Mr. Yanney, of which 19,262 were originally distributed to Gail E. Walling, Mr. Yanney's wife, and simultaneously deposited to Mr. Yanney's account; 5,858 shares were distributed to Rainwood Enterprises, L.P. and 2,430 shares were distributed to Torrey Lake Charitable Remainder Trust and continue to be reported as indirectly beneficially owned by Mr. Yanney. The remaining 79,480 shares were distributed to individuals not controlled by Mr. Yanney and, accordingly, are no longer reported as indirectly beneficially owned by him.

By: /s/ Teresa D. Covello Teresa D. Covello, proxy on behalf of Michael B. Yanney **Signature of Reporting Person	2/25/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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